CARROT PASS, LLC
STATEMENTS OF OPERATIONS
(unaudited)

	Year ended December 31,	
	2016	2015
Revenue	$ 90,802	$ -
Cost of sales	2,851	-
Gross income	87,951	-
Expenses:		
Advertising & marketing	11,114	7,215
Amortization	70,174	-
Entertainment	3,789	4,997
Office supplies	1,990	1,975
Software	4,404	1,747
Software development costs	13,601	183,355
General and administrative	4,220	9,633
Total operating expenses	109,292	208,922
Net loss from operations	(21,341)	(208,922)
Other income/(expense)	-	-
Net loss	$ (21,341)	$ (208,922)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements